

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 27, 2016

Paul Mathieson
Chief Executive Officer
IEG Holdings Corporation
6160 West Tropicana Ave., Suite E-13
Las Vegas, NV 89103

>   **Re: IEG Holdings Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 13, 2016**
>   **File No. 333-211636**

Dear Mr. Mathieson:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2016 letter.

Material U.S. Federal Income Tax Consequences, page 31

1.   We note that counsel has provided a short-form opinion in which they adopt the language in the tax opinion as the opinion of Legal and Compliance. However, the language in this section does not clearly state that the distribution of the subscription rights is not a taxable event, and you provide a description of the tax consequences. Revise this section, or the opinion provided by Legal & Compliance, to clearly describe the legal conclusions made by counsel in giving their opinion. If counsel is not able to provide a clean opinion that the issuance of the subscription rights will not be a taxable event, counsel may qualify the opinion as "more likely than not," provided that the opinion or this section clearly discusses the reasons that counsel is unable to provide a clean opinion. If counsel is unable to opine regarding shareholders who hold their shares in specific circumstances, they should clearly disclose those limitations in the opinion. Make clarifying changes to your disclosure regarding the tax treatment throughout the document, including on

page 29. Also, if counsel is not able to provide a clean opinion, provide risk factor disclosure discussing the risk that the distribution of subscription rights may be taxable. Please refer to Item 601(b)(8) of Regulation S-K. Please also refer to Staff Legal Bulletin 19 for more guidance on preparing a tax opinion required by Item 601(b)(8) of Regulation S-K.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services